Vodka Brands Corp

554 33rd Street

Pittsburgh, PA 15201

July 31, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

John Reynolds, Assistant Director

100 F Street, NE

Washington, D.C. 20549

            Re: Vodka Brands Corp

Form S-1

Filed June 1, 2015

File No. 333-205398

Dear Mr. Reynolds:

Please find below, the responses to the Commission’s Comment Letter dated July 28, 2015, regarding the above referenced registration statement (the “Registration Statement”):

SEC Comment 1 - Market For Our Securities and Related Shareholder Matters, page 25

1. We note that on page 26 you state that none of the outstanding shares are eligible for resale under Rule 144. Please reconcile this disclosure with page 17 where you include a risk factor stating that all of your outstanding securities are eligible for resale under Rule 144.

Company Response to SEC Comment 1

We have reconciled our disclosure on page 17 and page 26 to reflect that none of our common shares are eligible for resale.

SEC Comment 2 - Our Business, page 28

2. We note the statement on page 14 that Mr. Lucero has conflicts because an entity he controls competes with you for suppliers, customers and management’s time. To provide context and clearly describe these conflicts, please revise here or page 14 to briefly describe the nature and extent of Mr. Lucero’s beverage production and distribution interests.  Additionally, please revise where appropriate to address the risk that White and Blue Diamond brands are confusingly similar.

Company Response to SEC Comment 2 - Our Business, page 28

We have expanded our disclosure of Mr. Lucero’s conflicts of interest to describe the nature and extent of Mr. Lucero’s conflicts.

SEC Comment 3 – State of Pennsylvania

3. On page 28 you disclose that in April of 2014 you entered into an arrangement with the State of Pennsylvania to distribute Blue Diamond Vodka. However, also on page 28 you disclose that you have no distribution agreements or minimum sales requirements with the State of Pennsylvania. Please revise this section to include specific details of your arrangement with the State of Pennsylvania.

Company Response to SEC Comment 3 – State of Pennsylvania

We have modified the disclosure on page 28 to reflect that in April of 2014, the state of Pennsylvania began distributing our products on an as needed basis as we have no arrangement or agreement with the Pennsylvania Liquor Control Board requiring them to purchase our product. We have also disclosed that purchases by the Pennsylvania Liquor Control Board are made pursuant to the terms of their purchase orders and we have included the form of purchase order as Exhibit 10.12.

SEC Comment 4 - Production, page 28

4. On page 28 you refer to a relationship with a distiller. Please revise this section to further describe your arrangement. Refer to Item 101(h)(4)(ii) and Item 101(h)(4)(vi) of Regulation S-K.

Company Response to SEC Comment 4 - Production, page 28

We have expanded our disclosure to reflect that Altia Eesti, AS provides us with finished products and arranges for and obtains all materials used to produce our finished product including vodka ingredients, bottles, caps, labels and packaging. We have included the form of purchase order as Exhibit 10.13.

SEC Comment 5 - Production, page 28

5. We note disclosure on page 28 that you have a relationship with Overflo Warehouse, LLC of Baltimore, Maryland where your units are stored after being processed through customs and upon arrival to the U.S. It appears that this may be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. If so, please expand your disclosure regarding this agreement and file as an exhibit to the registration statement.

Company Response to SEC Comment 5 - Production, page 28

We have no agreement with Overflo Warehouse, LLC. Upon arrival of our products into the US, the product is stored at Overflo Warehouse, LLC pursuant to their existing rate schedule which we have attached as Exhibit 10.4.

SEC Comment 6 – Property Page 31

6. Please disclose the terms of your lease agreements to address the adequacy and suitability of the properties. See Item 102 of Regulation S-K. Additionally, please file the agreements under Item 601(b)(10) or advise us why you believe they are not material.

Company Response to SEC Comment 6 - Production, page 31

The lease agreements required by Item 601(b)(10) were filed as Exhibits 10.4 and 10.5 to the Company’s Form S-1 Registration Statement were previously included as Exhibits to the Registration Statement and available on Edgar at the links below:

http://www.sec.gov/Archives/edgar/data/1620053/000151116415000349/exhibit104.htm

http://www.sec.gov/Archives/edgar/data/1620053000151116415000349/exhibit105.htm

We have modified our disclosure to address adequacy and suitability of our present location as required by Item102 of Regulation S-K.

SEC Comment 7 - Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 32

7. On page 32 you disclose that if you lose the Pennsylvania Liquor Control Board as a customer, your operations would be materially impacted. You then state that you have the possibility of increasing the number of stores in Pennsylvania. Please discuss any known trends with regard to the increase in stores. For example, it is unclear what barriers you have to increasing the number of stores and whether you must conduct sales activities with new, individual stores and/or with the Control Board. See item 303(a)(3)(ii) of Regulation S-K.

Company Response to SEC Comment 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

We have revised our disclosure on page 32 to remove references to “increasing the number of stores in Pennsylvania” as all our sales activities are solely to the Control Board.

SEC Comment 8 - Funding, page 3

8. We note on page 35 you disclose that working capital and cash flow could fund operations for ten months. On page 6, you disclose that without generating sufficient revenues of $12,500 per month, cash will only fund operations for two months. Please clarify these two statements while factoring in operating at a negative cash flow.

Company Response to SEC Comment 8 - Funding, page 3

We have clarified our statements on page 35 to include the costs of SEC reporting so that such disclosure is consistent with the information contained on page 6.

SEC Comment 9 - Certain Relationships and Related Transactions, page 38

9. Please provide the disclosure required under Item 407(a) of Regulation S-K.

Company Response to SEC Comment 9 - Certain Relationships and Related Transactions, page 38

We have modified our disclosure to provide the information required under Item 407(a) of Regulation S-K.

SEC Comment 10 - Financial Statements, page 44

10. We note from Section 9.4 of your Bylaws (included as Exhibit 3.2) that your fiscal year ends on September 30. Your audited financial statements for the period ended December 31, 2014 and the interim financial statements presented, and your disclosure in Note 1 which indicates you have a December 31 year-end, do not appear consistent with the fiscal year-end stated in your Bylaws. Please revise your financial statements as appropriate or advise us as to why no revision is necessary.

Company Response to Comment 10 - Financial Statements, page 44

We have corrected the scrivener’s error in our bylaws to reflect that our year end is December 31 and refiled Exhibit 3.2.

SEC Comment 11 - Exhibits, page 62

11. We note disclosure on page 11 that you have an arrangement with your distiller but that you “do not have a written agreement with the distiller.” We also note the reference on page 28 to the “manufacturing, labeling and bottling arrangements with the producer in Estonia.” Please file copies of all written agreements or summaries of the oral arrangements with your distiller as an exhibit(s) pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we refer you to the Regulation S-K Compliance and Disclosure Interpretation number 146.04 available at SEC.gov. Similarly, it appears that you have an arrangement with the State of Pennsylvania to distribute Blue Diamond Vodka. Please file all written agreements or summaries of the oral agreements with the state of Pennsylvania pursuant to Item 601(b)(10) of Regulation S-K.

Company Response to Comment 11- Exhibits, page 62

We have modified our disclosure on page 28 to reflect all manufacturing, labeling and bottling of our product is done by Altia Eesti, AS in Estonia who delivers our finished product to us. The terms of the orders are set forth in their purchase order invoice which we have filed as Exhibit 10.13.

SEC Comment 12 - Exhibits, page 62

12. We note the statement on page 34 that an entity in France produces your bottles and ships them to Estonia. Please file the relevant agreement(s) under Item 601(b)(10) or advise.

Company Response to Comment 12 - Exhibits, page 62

We have revised our disclosure to reflect that we receive our finished product from Altia Eesti, AS who locates, obtains and pays for all vodka ingredients, bottles, caps, packaging and other materials used to make our finished product.

Company Acknowledgement

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note we have refiled Exhibit 10.1 because Item Number 1 of the exhibit was cut off in the Edgarized version.

Sincerely,

/s/ Mark T. Lucero

Mark T. Lucero, Chief Executive Officer